UNITED STATES
SECURITIES  AND EXCHANGE  COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2026
Commission File Number: 1-13546
STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒    Form 40-F ☐
Enclosure: A press release dated January 29, 2026, announcing STMicroelectronics’ 2025 Fourth Quarter and Financial year
2025 Financial Results.
1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

PR No: C3383C
STMicroelectronics Reports Q4 and FY 2025 Financial Results
•Q425 net revenues $3.33 billion; gross margin 35.2%; operating income of $125 million, including $141 million related to impairment, restructuring charges and other related phase-out costs
•FY25 net revenues $11.80 billion; gross margin 33.9%; operating income of $175 million, including $376 million related to impairment, restructuring charges and other related phase-out costs
•Business outlook at mid-point: Q126 net revenues of $3.04 billion and gross margin of 33.7%
Geneva, January 29, 2026 – STMicroelectronics N.V. (“ST”) (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the fourth quarter ended December 31, 2025. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).
ST reported fourth quarter net revenues of $3.33 billion, gross margin of 35.2%, operating income of $125 million, and net loss of $30 million or -$0.03 diluted earnings per share (non-U.S. GAAP1 operating income of $266 million, and non-U.S.
GAAP1 net income of $100 million or $0.11 diluted earnings per share, including certain negative one-time tax expenses impact of $0.18 per share).
Jean-Marc Chery, ST President & CEO, commented:
•“Q4 net revenues came above the mid-point of our business outlook range, driven by higher revenues in
Personal Electronics and, to a lesser extent, in CECP and Industrial, while Automotive was below expectations. Gross margin was above the mid-point of our business outlook range mainly due to better product mix.  Q4 revenues marked the return to year-over-year growth.”
•“FY25 revenues decreased 11.1% to $11.80 billion. Operating margin was 1.5% and net income was $166 million. Non-U.S. GAAP1 operating margin was 4.7% and non-U.S. GAAP1 net income was $486 million. We invested $1.79 billion in Net Capex (non-U.S. GAAP1) while delivering free cash flow (non-U.S. GAAP1) of $265 million.”
•“Our first quarter business outlook, at the mid-point, is for net revenues of $3.04 billion, decreasing sequentially by 8.7%, better than average past seasonality, and accelerating the year-over-year growth dynamic that started in Q4. Gross margin is expected to be about 33.7%; including about 220 basis points of unused capacity charges.”
•“For 2026, we plan to invest between $2.0 to $2.2 billion in Net Capex (non-U.S. GAAP1).”
•“Our strategic priorities remain to accelerate innovation; execute our company-wide program to reshape our manufacturing footprint and resize our global cost base and strengthen free cash flow generation.”
Quarterly Financial Summary

U.S. GAAP (US$ m, except per share data)	Q4 2025	Q3 2025	Q4 2024	Q/Q	Y/Y
Net Revenues	$3,329	$3,187	$3,321	4.5%	0.2%
Gross Profit	$1,172	$1,059	$1,253	10.7%	-6.5%
1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

Gross Margin	35.2%	33.2%	37.7%	200 bps	-250 bps
Operating Income	$125	$180	$369	-30.2%	-66.0%
Operating Margin	3.8%	5.6%	11.1%	-180 bps	-730 bps
Net Income (Loss)	$(30)	$237	$341	-	-
Diluted Earnings Per Share	$(0.03)	$0.26	$0.37	-	-
Non-U.S. GAAP (US$ m, except per share data)[1]	Q4 2025	Q3 2025	Q4 2024	Q/Q	Y/Y
Operating Income	$266	$217	$369	22.8%	-27.8%
Operating Margin	8.0%	6.8%	11.1%	120 bps	-310 bps
Net Income	$100	$267	$341	-62.7%	-70.8%
Diluted Earnings Per Share	$0.11	$0.29	$0.37	-62.1%	-70.3%
Fourth Quarter 2025 Summary Review
Reminder: on January 1, 2025, we made some adjustments to our segment reporting. Prior year comparative periods have been adjusted accordingly. See Appendix for more detail.

Net Revenues by Reportable Segment (US$ m)[2]	Q4 2025	Q3 2025	Q4 2024	Q/Q	Y/Y
Analog products, MEMS and Sensors (AM&S) segment	1,449	1,434	1,348	1.1%	7.5%
Power and discrete products (P&D) segment	412	429	602	-3.9%	-31.6%
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group	1,861	1,863	1,950	-0.1%	-4.6%
Embedded Processing (EMP) segment	1,015	976	1,002	3.9%	1.2%
RF & Optical Communications (RF&OC) segment	449	345	366	30.5%	22.9%
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group	1,464	1,321	1,368	10.8%	7.0%
Others	4	3	3	-	-
Total Net Revenues	$3,329	$3,187	$3,321	4.5%	0.2%
Net revenues totaled $3.33 billion, representing a year-over-year increase of 0.2%. Year-over-year net sales to OEMs and Distribution increased 0.6% and decreased 0.7%, respectively. On a sequential basis, net revenues increased 4.5%,
160 basis points better than the mid-point of ST’s guidance.
Gross profit totaled $1.17 billion, representing a year-over-year decrease of 6.5%. Gross margin of 35.2%, 20 basis points better than the mid-point of ST’s guidance, decreased 250 basis points year-over-year, mainly due to lower manufacturing efficiencies and, to a lesser extent, negative currency effect, and lower level of capacity reservation fees.
Operating income decreased from $369 million in the year-ago quarter to $125 million. ST’s operating margin decreased 730 basis points on a year-over-year basis to 3.8% of net revenues, compared to 11.1% in the fourth quarter of
2024. Operating income included $141 million impairment, restructuring charges and other related phase-out costs for the quarter, mainly reflecting charges related to the execution of the previously announced company-wide program to reshape our manufacturing footprint and resize our global cost base. Excluding these items, non-U.S. GAAP1 Operating income stood at $266 million in the fourth quarter.
By reportable segment, compared with the year-ago quarter:
In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
Analog products, MEMS and Sensors (AM&S) segment:
•Revenue increased 7.5% mainly due to Imaging.
•Operating profit increased by 6.6% to $235 million. Operating margin was 16.2% compared to 16.3%.
1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

Power and Discrete products (P&D) segment:
•Revenue decreased 31.6%.
•Operating result decreased from a profit of $45 million to a loss of $124 million. Operating margin was -30.2%
compared to 7.5%.
In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
Embedded Processing (EMP) segment:
•Revenue increased 1.2% due to an increase in General Purpose MCU, partially offset by a decrease in
Connected Security and Custom Processing.
•Operating profit increased by 7.5% to $195 million. Operating margin was 19.2% compared to 18.1%.
RF & Optical Communications (RF&OC) segment:
•Revenue increased 22.9%.
•Operating profit increased by 11.0% to $105 million. Operating margin was 23.4% compared to 25.9%.
Net Earnings and diluted Earnings Per Share decreased to a negative $30 million and a negative $0.03 respectively, including certain one-time non-cash income tax expenses of $163 million, compared to a positive $341 million and $0.37 respectively in the year-ago quarter. In the fourth quarter of 2025 non-U.S. GAAP1 Net income stood at $100 million and
non-U.S. GAAP1 diluted Earnings Per Share stood at $0.11, including certain negative one-time tax expenses impact of
$0.18 per share.
Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q4 2025	Q3 2025	Q4 2024	Q4 2025	Q4 2024	TTM Change
Net cash from operating activities	674	549	681	2,152	2,965	-27.5%
Free cash flow (non-U.S. GAAP1)	257	130	128	265	288	-8.0%
Net cash from operating activities was $674 million in the fourth quarter compared to $681 million in the year-ago quarter. For the full year 2025, net cash from operating activities decreased 27.4% to $2.15 billion, which represents
18.2% of total revenues.
Net Capex (non-U.S. GAAP1), were $395 million in the fourth quarter and $1.79 billion for the full year 2025. In the respective
year-ago periods, net Capex were $470 million and $2.53 billion.
Free cash flow (non-U.S. GAAP1) was $257 million and $265 million in the fourth quarter and full year 2025, respectively, compared to $128 million and $288 million in the year-ago respective periods.
Inventory at the end of the fourth quarter was $3.14 billion, compared to $3.17 billion in the previous quarter and $2.79 billion in the year-ago quarter. Days sales of inventory at quarter-end was 130 days, compared to 135 days for the previous quarter and 122 days for the year-ago quarter.
In the fourth quarter, ST paid cash dividends to its stockholders totaling $87 million and executed a $92 million share buy-
back, as part of its current share repurchase program.
ST’s net financial position (non-U.S. GAAP1) remained strong at $2.79 billion as of December 31, 2025, compared to
$2.61 billion as of September 27, 2025, and reflected total liquidity of $4.92 billion and total financial debt of $2.13 billion.
Adjusted net financial position (non-U.S. GAAP1), taking into consideration the effect on total liquidity of advances from capital grants for which capital expenditures have not been incurred yet, stood at $2.46 billion as of December 31, 2025.
Corporate developments
On December 18, 2025, STMicroelectronics held an Extraordinary General Meeting of Shareholders in Amsterdam, the

Netherlands. Shareholders approved the appointment of Armando Varricchio and Orio Bellezza as members of the
Supervisory Board for a term expiring at the end of the 2028 AGM.
Business Outlook
ST’s guidance, at the mid-point, for the 2026 first quarter is:
•Net revenues are expected to be $3.04 billion, a decrease of 8.7% sequentially, plus or minus 350 basis points.
•Gross margin of 33.7%, plus or minus 200 basis points.
•This outlook is based on an assumed effective currency exchange rate of approximately $1.16 = €1.00 for the
2026 first quarter and includes the impact of existing hedging contracts.
•The first quarter will close on March 28, 2026.
This business outlook does not include any impact of potential further changes to global trade tariffs compared to the current situation.
Conference Call and Webcast Information
ST will conduct a conference call with analysts, investors and reporters to discuss its fourth quarter 2025 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, https://investors.st.com, and will be available for replay until February 13, 2026.
Use of Supplemental Non-U.S. GAAP Financial Information
This press release contains supplemental non-U.S. GAAP financial information.
Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with ST’s consolidated financial statements prepared in accordance with U.S. GAAP.
See the Appendix of this press release for a reconciliation of ST’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.
Forward-looking Information
Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the
Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:
•changes in global trade policies, including the continuation, adoption and expansion of tariffs and trade barriers and sanctions, that are affecting and could further affect the macro-economic environment and are adversely impacting and could further adversely impact the demand for our products;
•uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which are impacting and may further impact production capacity and end-market demand for our products;
•customer demand that differs from projections which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
•the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;

•the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•the impact of IP claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the
Euro and the other major currencies we use for our operations;
•the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100%
renewable electricity sourcing goal by the end of 2027;
•epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations; and
•individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-
reduction goals, adverse legal action or additional research costs.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-
looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.
Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors”
included in our Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and
Exchange Commission (“SEC”) on February 27, 2025. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.
Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

About STMicroelectronics
At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41 22 929 59 20
jerome.ramel@st.com
MEDIA RELATIONS:
Alexis Breton
Corporate External Communications
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))
	Three months ended

	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)

Net sales	3,313	3,301
Other revenues	16	20
NET REVENUES	3,329	3,321
Cost of sales	(2,157)	(2,068)
GROSS PROFIT	1,172	1,253
Selling, general and administrative expenses	(427)	(420)
Research and development expenses	(538)	(523)
Other income and expenses, net	59	59
Impairment, restructuring charges and other related phase-out costs	(141)	-
Total operating expenses	(1,047)	(884)
OPERATING INCOME	125	369
Interest income, net	37	52
Other components of pension benefit costs	(6)	(3)
Loss on financial instruments, net	(9)	-
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	147	418
Income tax expense	(171)	(82)
NET INCOME (LOSS)	(24)	336
Net (income) loss attributable to noncontrolling interest	(6)	5
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(30)	341

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.03)	0.38
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.03)	0.37

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	890.1	935.7

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Twelve months ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)

Net sales	11,754	13,217
Other revenues	46	52
NET REVENUES	11,800	13,269
Cost of sales	(7,801)	(8,049)
GROSS PROFIT	3,999	5,220
Selling, general and administrative expenses	(1,632)	(1,649)
Research and development expenses	(2,044)	(2,077)
Other income and expenses, net	228	182
Impairment, restructuring charges and other related phase-out costs	(376)	-
Total operating expenses	(3,824)	(3,544)
OPERATING INCOME	175	1,676
Interest income, net	168	218
Other components of pension benefit costs	(19)	(15)
Gain (loss) on financial instruments, net	76	(1)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	400	1,878
Income tax expense	(220)	(313)
NET INCOME	180	1,565
Net income attributable to noncontrolling interest	(14)	(8)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	166	1,557

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.19	1.73
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.18	1.66

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	923.1	939.3

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	December 31,	September 27,	December 31,
In millions of U.S. dollars	2025	2025	2024
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	2,837	1,999	2,282
Short-term deposits	1,100	1,450	1,450
Marketable securities	985	1,327	2,452
Trade accounts receivable, net	1,745	1,620	1,749
Inventories	3,136	3,167	2,794
Other current assets	1,468	1,268	1,007
Total current assets	11,271	10,831	11,734
Goodwill	315	313	290
Other intangible assets, net	324	329	346
Property, plant and equipment, net	11,058	11,267	10,877
Non-current deferred tax assets	408	506	464
Long-term investments	152	156	71
Other non-current assets	1,272	1,284	961
	13,529	13,855	13,009
Total assets	24,800	24,686	24,743

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	298	256	990
Trade accounts payable	1,487	1,436	1,323
Other payables and accrued liabilities	1,440	1,404	1,306
Dividends payable to stockholders	89	176	88
Accrued income tax	37	89	66
Total current liabilities	3,351	3,361	3,773
Long-term debt	1,835	1,910	1,963
Post-employment benefit obligations	403	433	377
Long-term deferred tax liabilities	60	55	47
Other long-term liabilities	926	826	904
	3,224	3,224	3,291
Total liabilities	6,575	6,585	7,064
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 888,768,152 shares outstanding as of December 31, 2025)	1,157	1,157	1,157
Additional Paid-in Capital	3,281	3,232	3,088
Retained earnings	13,082	13,114	13,459
Accumulated other comprehensive income	945	906	236
Treasury stock	(637)	(546)	(491)
Total parent company stockholders' equity	17,828	17,863	17,449
Noncontrolling interest	397	238	230
Total equity	18,225	18,101	17,679
Total liabilities and equity	24,800	24,686	24,743

STMicroelectronics N.V.

SELECTED CONSOLIDATED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2025	Q3 2025	Q4 2024

Net Cash from operating activities	674	549	681
Net Cash from (used in) investing activities	271	815	(1,259)
Net Cash used in financing activities	(107)	(980)	(209)
Net Cash increase (decrease)	838	383	(795)

Selected Cash Flow Data (in US$ millions)	Q4 2025	Q3 2025	Q4 2024

Depreciation & amortization	480	482	451
Net payment for Capital expenditures	(407)	(417)	(501)
Dividends paid to stockholders	(87)	(81)	(88)
Change in inventories, net	42	98	(2)

Appendix
ST
Changes to reportable segments
Following ST’s reorganization announced in January 2024 into two Product Groups and four reportable segments, we have made further progress in analyzing our global product portfolio, resulting in the following adjustments to our segments, effective starting January 1, 2025, without modifying subtotals at Product Group level:
•In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
oThe transfer of VIPower products from Power and Discrete products (P&D) reportable segment to
Analog products, MEMS and Sensors (AM&S) reportable segment.
•In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
othe newly created ‘Embedded Processing’ (EMP) reportable segment includes the former ‘MCU’
segment (excluding the RF ASICs mentioned below) as well as Custom Processing products
(Automotive ADAS products).
othe newly created ‘RF & Optical Communications’ (RF&OC) reportable segment includes the former ‘D&RF’ segment (excluding Automotive ADAS products) as well as some RF ASICs which were previously part of the former ‘MCU’ segment.
We believe these adjustments are critical for implementing synergies and optimizing resources, which are necessary to fully deliver the benefits expected from our new organization.
Our four reportable segments - within each Product Group - are now as follows:
•In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
oAnalog products, MEMS and Sensors (AM&S) reportable segment, comprised of ST analog products (now including VIPower products), MEMS sensors and actuators, and optical sensing solutions.
oPower and Discrete products (P&D) reportable segment, comprised of discrete and power transistor products (now excluding VIPower products).
In this Press Release, “Analog” refers to analog products, “MEMS” to MEMS sensors and actuators and “Imaging” to optical sensing solutions.
•In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
oEmbedded Processing (EMP) reportable segment, comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive
ADAS)
oRF & Optical Communications (RF&OC) reportable segment, comprised of Space, Ranging &
Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.
In this Press release, “GPAM” refers to General purpose & automotive microcontrollers, “Connected
Security” to connected security products, “Custom Processing” to automotive ADAS products.
Prior year comparative periods have been adjusted accordingly.

    (Appendix – continued)
ST Supplemental Financial Information

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Net Revenues By Market Channel (%)
Total OEM	73%	73%	72%	71%	73%
Distribution	27%	27%	28%	29%	27%

€/$ Effective Rate	1.14	1.14	1.09	1.06	1.09

Reportable Segment Data (US$ m)
Analog products, MEMS and Sensors (AM&S) segment
- Net Revenues	1,449	1,434	1,133	1,069	1,348
- Operating Income	235	221	85	82	220
Power and Discrete products (P&D) segment
- Net Revenues	412	429	447	397	602
- Operating Income (Loss)	(124)	(67)	(56)	(28)	45
Subtotal: Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group
- Net Revenues	1,861	1,863	1,580	1,466	1,950
- Operating Income	111	154	29	54	265
Embedded Processing (EMP) segment
- Net Revenues	1,015	976	847	742	1,002
- Operating Income	195	161	114	66	181
RF & Optical Communications (RF&OC) segment
- Net Revenues	449	345	336	306	366
- Operating Income	105	57	60	43	95
Subtotal: Microcontrollers, Digital ICs and RF products (MDRF) Product Group
- Net Revenues	1,464	1,321	1,183	1,048	1,368
- Operating Income	300	218	174	109	276
Others (a)
- Net Revenues	4	3	3	3	3
- Operating Income (Loss)	(286)	(192)	(336)	(160)	(172)
Total
- Net Revenues	3,329	3,187	2,766	2,517	3,321
- Operating Income (Loss)	125	180	(133)	3	369
(a)Net revenues of Others include revenues from sales assembly services and other revenues. Operating income (loss) of Others include items such as unused capacity charges, including incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products. Others includes:

(US$ m)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Unused capacity charges	88	102	103	123	118
Impairment, restructuring charges and other related phase-out costs	141	37	190	8	-
ST
Supplemental Non-U.S. GAAP Financial Information
U.S. GAAP – Non-U.S. GAAP Reconciliation
The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.
ST believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with ST’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of ST’s on-going operating results, (ii) the ability to better identify trends in ST’s business and perform related trend analysis, and (iii) to facilitate a comparison of ST’s results of operations against investor and analyst financial models and valuations, which may exclude these items.
Non-U.S. GAAP Operating Income, Non-U.S. GAAP Net Income and Non-U.S. GAAP Earnings Per Share (non-U.S.
GAAP measures)
Operating income before impairment, restructuring charges and other related phase-out costs, and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related phase-out costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related phase-out costs attributable to
ST and other one-time items, net of the relevant tax impact.

Q4 2025 (US$ m, except per share data)	Gross Profit	Operating Income	Net Income (Loss)	Corresponding Diluted EPS
U.S. GAAP	1,172	125	(30)	(0.03)
Impairment, restructuring charges and other related phase-out costs	-	141	141
Estimated income tax effect	-	-	(11)
Non-U.S. GAAP	1,172	266	100	0.11

FY 2025 (US$ m, except per share data)	Gross Profit	Operating Income	Net Income	Corresponding Diluted EPS
U.S. GAAP	3,999	175	166	0.18
Impairment, restructuring charges and other related phase-out costs	-	376	376
Estimated income tax effect	-	-	(56)
Non-U.S. GAAP	3,999	551	486	0.53

(Appendix – continued)
Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures)
Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, if any, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our
Consolidated Balance Sheets. ST also presents adjusted net financial position as a non-U.S. GAAP measure, to take into consideration the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet.
ST believes its Net Financial Position and Adjusted Net Financial Position provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definitions of Net Financial Position and Adjusted Net
Financial Position may differ from definitions used by other companies, and therefore, comparability may be limited.

(US$ m)	Dec 31 2025	Sep 27 2025	Jun 28 2025	Mar 29 2025	Dec 31 2024
Cash and cash equivalents	2,837	1,999	1,616	1,781	2,282
Short term deposits	1,100	1,450	1,650	1,650	1,450
Marketable securities	985	1,327	2,363	2,528	2,452
Total liquidity (a)	4,922	4,776	5,629	5,959	6,184
Short-term debt	(298)	(256)	(1,006)	(988)	(990)
Long-term debt (b)	(1,835)	(1,910)	(1,951)	(1,889)	(1,963)
Total financial debt	(2,133)	(2,166)	(2,957)	(2,877)	(2,953)
Net Financial Position (non-U.S. GAAP)	2,789	2,610	2,672	3,082	3,231
Advances received on capital grants	(333)	(345)	(361)	(377)	(385)
Adjusted Net Financial Position (non-U.S. GAAP)	2,456	2,265	2,311	2,705	2,846
(a)Total liquidity decreased from $5.63 billion in the second quarter of 2025 to $4.78 billion in the third quarter of 2025, the decrease includes $750 million related to the repayment of the first tranche of our convertible bond.
(b)Long-term debt contains standard conditions but does not impose minimum financial ratios. Committed credit facilities for $640 million equivalent, are currently undrawn.

(Appendix – continued)
Net Capex and Free Cash Flow (non-U.S. GAAP measures)
ST presents Net Capex as a non-U.S. GAAP measure, which is reported as part of our Free Cash Flow (non-U.S. GAAP measure), to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period.
Net Capex, a non-U.S. GAAP measure, is defined as (i) Payment for purchase of tangible assets, as reported plus (ii)
Proceeds from sale of tangible assets, as reported plus (iii) Proceeds from capital grants and other contributions, as reported plus (iv) Advances from capital grants allocated to property, plant and equipment in the reporting period.
ST believes Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

(US$ m)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Payment for purchase of tangible assets, as reported	(518)	(431)	(574)	(587)	(584)
Proceeds from sale of tangible assets, as reported	-	3	4	2	-
Proceeds from capital grants and other contributions, as reported	111	11	89	47	83
Advances from capital grants allocated to property, plant and equipment	12	16	16	8	31
Net Capex (non-U.S. GAAP)	(395)	(401)	(465)	(530)	(470)
Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) Net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.
ST believes Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.
Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates, and by excluding the advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period.
Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Net cash from operating activities	674	549	354	574	681
Net Capex	(395)	(401)	(465)	(530)	(470)
Payment for purchase of intangible assets, net of proceeds from sale	(20)	(18)	(41)	(14)	(32)
Payment for purchase of financial assets, net of proceeds from sale	(2)	-	-	-	(51)
Free Cash Flow (non-U.S. GAAP)	(257)	(130)	(152)	30	128

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	January 29, 2026	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer